FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-193376-14

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (File No. 333-193376) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov.  Alternatively, the depositor, Deutsche Bank Securities Inc., any other underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or by e-mailing prospectus.cpdg@db.com.

Deutsche Mortgage & Asset Receiving Corporation, COMM 2014-CCRE21 Commercial Mortgage Pass-Through Certificates

December 11, 2014

UPDATE to the free writing prospectus (structural and collateral term sheet), dated December 4, 2014 (the “Term Sheet”), and the free writing prospectus, dated December 4, 2014 (the “Primary Free Writing Prospectus”).

Capitalized terms used herein but not defined herein will have such meanings ascribed to them in the Primary Free Writing Prospectus.

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COLLATERAL UPDATE

The Mortgage Loans secured by the Mortgaged Property or portfolio of Mortgaged Properties identified on Annex A-1 to the Preliminary Free Writing Prospectus as Goodyear Portfolio and Springdale Beltway Commons, representing approximately 8.2% of the Initial Outstanding Pool Balance, were made to related borrowers that are affiliated with one another through partial or complete direct or indirect common ownership.

Six (6) groups of Mortgage Loans representing approximately 8.2%, 5.4%, 2.9%, 2.6%, 2.2% and 0.7%, respectively, of the Initial Outstanding Pool Balance, are comprised of individual Mortgage Loans that were made to related borrowers that are affiliated with one another through partial or complete direct or indirect common ownership. The foregoing is in addition to any particular Mortgage Loan that has multiple affiliated borrowers.

STRUCTURAL UPDATE

The Class A-4 Certificates have been eliminated from the certificate structure and will not be issued.  All references to, and information regarding, the Class A-4 Certificates in the Term Sheet and the Preliminary Free Writing Prospectus should be disregarded.

The initial Certificate Balance of the Class A-3 Certificates will be increased to $406,965,000.  In addition, the expected weighted average life of the Class A-3 Certificates will be increased to 9.84.

The table set forth in Annex D to the Preliminary Free Writing Prospectus relating to the Class A-3 Certificates is deleted in its entirety and replaced with the following:

Percentages of the Initial Certificate Balance and Weighted
Average Life of the Class A-3 Certificates at the Specified
CPRs 0% CPR During Lock-Out, Defeasance, Yield Maintenance
and Prepayment Premium—Otherwise at Indicated CPR

Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR
Initial Percentage	100%	100%	100%	100%	100%
December 2015	100%	100%	100%	100%	100%
December 2016	100%	100%	100%	100%	100%
December 2017	100%	100%	100%	100%	100%
December 2018	100%	100%	100%	100%	100%
December 2019	100%	100%	100%	100%	100%
December 2020	100%	100%	100%	100%	100%
December 2021	100%	100%	100%	100%	100%
December 2022	100%	100%	100%	100%	100%
December 2023	100%	100%	100%	100%	100%
December 2024 and thereafter	0%	0%	0%	0%	0%
Weighted Average Life (years)	9.84	9.82	9.80	9.76	9.56

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Investors are urged to read the final prospectus supplement relating to these securities because it contains important information regarding the offering that is not included herein.  The issuer, any underwriter or any dealer participating in the offering will arrange to send you the final prospectus supplement if you request it by calling toll-free 1-800-503-4611 or e-mailing a request to prospectus.cpdg@db.com.

The asset-backed securities referred to in these materials, and the asset pool backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis.  You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued.  Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date.  If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination").  If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class.  To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein.  Deutsche Bank Securities Inc. and the other underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any such assumptions will coincide with actual market conditions or events, and these materials should not be relied upon for such purposes.  The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options).  Deutsche Bank Securities Inc. and the other underwriters may have an investment or commercial banking relationship with the issuer.

Information in these materials is current as of the date appearing on the material only.  This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus is preliminary and subject to change.  Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities.  These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal.  You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.